UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4

TO

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Charm Communications Inc.

(Name of the Issuer)

Charm Communications Inc.

He Dang

Engadin Parent Limited

Engadin Merger Limited

Engadin Holdings Limited

Merry Circle Trading Limited

Honour Idea Limited

Full Quantum Investments Limited

Credit Suisse Trust Limited as trustee of the Dang Family Trust

CMC Mayfair Holdings Limited

CMC Capital Partners, L.P.

CMC Capital Partners GP, Ltd.

(Names of Persons Filing Statement)

Class A Ordinary Shares, par value $0.0001 per share

American Depositary Shares, each representing two Class A Ordinary Shares

(Title of Class of Securities)

16112R1011

(CUSIP Number)

Cindy Wang Charm Communications Inc. Legend Town, CN01 Floor 4 No.1 Ba Li Zhuang Dong Li Chaoyang District, Beijing 100025 Telephone: +86 10 8556 2529	Engadin Parent Limited Engadin Merger Limited Engadin Holdings Limited Cricket Square PO Box 2681 Grand Cayman KY1-1111, Cayman Islands Telephone: +8610 85562999

He Dang

Honour Idea Limited

c/o Charm Communications Inc.

CN01 Legend Town,

No.1 Ba Li Zhuang Dong Li,

Chaoyang District,

Beijing 100025, PRC.

Telephone: +8610 85562999

Full Quantum Investments Limited

Credit Suisse Trust Limited as trustee of the Dang Family

Trust

1 Raffles Link #05-02

Singapore 039393

Telephone: +65 6212 6943

CMC Mayfair Holdings Limited

Sertus Chambers

P.O. Box 2547

69 Dr. Roy’s Drive

George Town, Grand Cayman

KY1-1104, Cayman Islands

Telephone: +8621 54668282

CMC Capital Partners, L.P.

CMC Capital Partners GP, Ltd.

PO Box 309

Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Telephone: +8621 54668282

Merry Circle Trading Limited c/o PricewaterhouseCoopers Limited, 21st Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong. Telephone: +65 6212 6943

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Jerome J. Ku, Esq.

Gunderson Dettmer Stough Villeneuve Franklin &

Hachigian, LLP

Suite 2101, Building C, Yintai Center,

#2 Jianguomenwai Ave., Chaoyang District

Beijing 100022, PRC

Facsimile: + (8610) 5680 3889

Anthony Wang

Weil, Gotshal & Manges LLP

38th Floor, Tower 2, Plaza 66

1366 Nan Jing Road West

Shanghai, PRC, 200040

Chris Lin Simpson Thacher & Bartlett ICBC Tower, 35th Floor 3 Garden Road, Central Hong Kong Facsimile: + (852) 2514 7600

This statement is filed in connection with (check the appropriate box):

a	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b	☐	The filing of a registration statement under the Securities Act of 1933.
c	☐	A tender offer.
d	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
$87,429,616.20	$11,260.93

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of $2.35 for 36,610,740 outstanding ordinary shares of the issuer subject to the transaction, plus (b) the product of 355,790 options to purchase ordinary shares multiplied by $1.35 per option (which is the difference between $2.35 per share merger consideration and the exercise price of $1.00 per share), plus (c) the product of 388,962 options to purchase ordinary shares multiplied by $2.35 per option (which is the difference between $2.35 per share merger consideration and the exercise price of nil per share) ((a) to (c) together, the “Transaction Valuation”).
**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #4 for Fiscal Year 2014, was calculated by multiplying the Transaction Valuation by $0.0001288.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

[1]	This CUSIP number applies to the Issuer’s American Depositary Shares, each of which represents two Ordinary Shares. No CUSIP has been assigned to the Ordinary Shares.

		Page

Item 15	Additional Information	1

Item 16	Exhibits	3

INTRODUCTION

This Amendment No. 4 (this “Final Amendment”) to the Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits thereto (the “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Charm Communications Inc., a Cayman Islands company (the “Company”), the issuer of the Class A ordinary shares, par value $0.0001 per share (each, a “Share” and collectively, the “Shares”), including the Shares represented by the American depositary shares (“ADSs”), each representing two Shares, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Engadin Holdings Limited, a Cayman Islands company and the parent of Parent; (c) Engadin Parent Limited, a Cayman Islands company (“Parent”); (d) Engadin Merger Limited, a Cayman Islands company and a wholly owned subsidiary of Parent (“Merger Sub”); (e) Mr. He Dang, the chairman of the board and chief executive officer of the Company; (f) Merry Circle Trading Limited, a British Virgin Islands company; (g) Honour Idea Limited, a British Virgin Islands company; (h) Full Quantum Investments Limited, a Bahamian company, (i) Credit Suisse Trust Limited as trustee of the Dang Family Trust, a discretionary trust constituted under the laws of Singapore, (j) CMC Mayfair Holdings Limited, a Cayman Islands company, (k) CMC Capital Partners, L.P., a Cayman Islands limited partnership, and (l) CMC Capital Partners GP, Ltd., a Cayman Islands company.

This Transaction Statement relates to the agreement and plan of merger dated as of May 19, 2014, which was amended on May 23, 2014 and June 20, 2014 (the “merger agreement”) among Parent, Merger Sub and the Company, pursuant to which Merger Sub was merged with and into the Company (the “merger”), with the Company continuing as the surviving company after the merger as a wholly owned subsidiary of Parent.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 15	Additional Information

Item 15 is hereby amended and supplemented as follows:

On September 22, 2014, at 10:00 a.m. (Hong Kong time), an extraordinary general meeting of shareholders of the Company was held at the offices of Simpson Thacher & Bartlett, 35/F, ICBC Tower, 3 Garden Road, Hong Kong. At the extraordinary general meeting, the shareholders of the Company voted in favor of the proposal to approve the merger agreement, the plan of merger (the “plan of merger”) between Merger Sub and the Company required to be registered with the Registrar of Companies of the Cayman Islands for the purposes of the merger, and the transactions contemplated by the merger agreement, including the merger, and the proposal to authorize the directors to do all things necessary to give effect to the merger agreement.

On September 24, 2014, the Company and Merger Sub filed the plan of merger with the Cayman Islands Registrar of Companies, which was registered by the Cayman Islands Registrar of Companies as of September 24, 2014, pursuant to which the merger of Merger Sub with and into the Company became effective on September 24, 2014. As a result of the merger, the Company will cease to be a publicly traded company and has become a wholly owned subsidiary of Parent.

At the effective time of the merger (the “effective time”), each outstanding Share was cancelled in exchange for the right to receive $2.35 and each ADS, each representing two Shares, was cancelled in exchange for the right to receive $4.70 (less $0.05 per ADS cancellation fees pursuant to the terms of the deposit agreement), in each case, in cash, without interest and net of any applicable withholding taxes, excluding (a) Shares and ADSs beneficially owned by any of the Filing Persons prior to the effective time of the merger (other than the 1,075,000 ADSs beneficially owned by Mr. He Dang), which was cancelled for no consideration, and (b) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their appraisal rights under the Cayman Companies Law, which was cancelled for their appraised or other agreed value. Prior to the extraordinary general meeting where the Company’s shareholders approved the merger, the Company received a notice of objection from a shareholder exercising its dissenter’s rights under the Cayman Islands Companies Law.

At the effective time of the merger, each option to purchase Shares pursuant to the Company’s 2008 Share Incentive Plan and 2011 Share Incentive Plan (the “Company Option Plans”) that was then outstanding, vested (including any options to purchase Shares pursuant to the Company Option Plans that vested upon the consummation of the merger pursuant to the terms of the applicable award agreements, if any, or the merger agreement) and unexercised was cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time, a cash amount equal to (a) the total number of Shares issuable under such option immediately prior to the effective time multiplied by (b) the excess, if any, of $2.35 over the exercise price payable per Share under such option, without interest and net of any applicable withholding taxes. Immediately prior to the effective time, each option to purchase Shares pursuant to the 2008 Share Incentive Plan that was then outstanding and unvested was vested. As of the effective time, each option to purchase Shares pursuant to the Company Option Plans that was then outstanding and unvested was cancelled.

1

As a result of the merger, the ADSs of the Company will no longer be listed on any securities exchange or quotation system, including the Nasdaq Global Market. The Company has requested NASDAQ to file an application on Form 25 with the SEC to remove the ADSs from listing on NASDAQ Global Market and withdraw registration of the Shares under the Exchange Act. The deregistration will become effective in 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. In addition, the Company will suspend its reporting obligations under the Exchange Act by filing a certification and notice on Form 15 with the SEC. The Company’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

2

Item 16	Exhibits

(a)-(1)†	Proxy Statement of the Company dated August 26, 2014 (the “Proxy Statement”).

(a)-(2)†	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)†	Form of Proxy Card.

(a)-(4)†	Form of ADS Voting Instruction Card.

(a)-(5)†	Press Release issued by the Company, dated May 19, 2014, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on May 19, 2014.

(b)-(1)†	Facility Agreement, dated May 19, 2014 by and between the Merger Sub and Bank of China Limited, London Branch.

(c)-(1)†	Opinion of China Renaissance Securities (Hong Kong) Limited, dated May 16, 2014, incorporated herein by reference to Annex B to the Proxy Statement.

(c)-(2)†	Discussion Materials prepared by China Renaissance Securities (Hong Kong) Limited for discussion with the special committee of the board of directors of the Company, dated May 16, 2014.

(c)-(3)†	Preliminary Discussion Materials prepared by China Renaissance Securities (Hong Kong) Limited for discussion with the special committee of the board of directors of the Company, dated March 2014.

(d)-(1)†	Agreement and Plan of Merger dated as May 19, 2014, by and among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2)†	Amendment to the Agreement and Plan of Merger dated as of May 23, 2014, by and among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(3)†	Amendment No. 2 to the Agreement and Plan of Merger dated as of June 20, 2014, by and among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(4)†	Rollover and Support Agreement, dated May 19, 2014, by and among Engadin Holdings Limited, the Parent and certain other parties thereunder.

(d)-(5)†	Limited Guaranty dated May 19, 2014, by Merry Circle Trading Limited and Honour Idea Limited and Mr. He Dang in favor of the Company.

(d)-(6)†	Limited Guaranty dated May 19, 2014, by CMC Capital Partners, L.P. in favor of the Company.

(d)-(7)†	Equity Commitment Letter dated as of May 19, 2014 issued by CMC Capital Partners, L.P.

(d)-(8)†	Consortium Agreement dated September 30, 2013 by and among Dang He, Merry Circle Trading Limited, Honour Idea Limited and CMC Capital Partners HK Limited.

(f)-(1)†	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2)†	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the Proxy Statement.

(g)	Not applicable.

†	Previously filed.

3

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 25, 2014

Charm Communications Inc.

By:	/s/ Zhan Wang
Name: Zhan Wang
Title: Director

He Dang
/s/ He Dang
He Dang

Engadin Holdings Limited

By:	/s/ He Dang
Name: He Dang
Title: Director

Engadin Parent Limited

By:	/s/ He Dang
Name: He Dang
Title: Director

Engadin Merger Limited

By:	/s/ He Dang
Name: He Dang
Title: Director

Merry Circle Trading Limited

By:	/s/ He Dang
Name: He Dang
Title: Director

Honour Idea Limited

By:	/s/ He Dang
Name: He Dang
Title: Director

Full Quantum Investments Limited

By:	/s/ Dominik Birri and Valerie Wong
Name: Dominik Birri and Valerie Wong
Title: Authorized Signatories

Credit Suisse Trust Limited as trustee of the Dang Family Trust

By:	/s/ Dominik Birri and Valerie Wong
Name: Dominik Birri and Valerie Wong
Title: Authorized Signatories

CMC Mayfair Holdings Limited

By:	/s/ Peter Chuan Li
Name: Peter Chuan Li
Title: Authorized Signatory

CMC Capital Partners, L.P.

By:	/s/ Peter Chuan Li
Name: Peter Chuan Li
Title: Authorized Signatory

CMC Capital Partners GP, Ltd.

By:	/s/ Peter Chuan Li
Name: Peter Chuan Li
Title: Authorized Signatory

EXHIBIT INDEX

(a)-(1)†	Proxy Statement of the Company dated August 26, 2014.

(a)-(2)†	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)†	Form of Proxy Card.

(a)-(4)†	Form of ADS Voting Instruction Card.

(a)-(5)†	Press Release issued by the Company, dated May 19, 2014, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on May 19, 2014.

(b)-(1)†	Facility Agreement, dated May 19, 2014, by and between the Merger Sub and Bank of China Limited, London Branch.

(c)-(1)†	Opinion of China Renaissance Securities (Hong Kong) Limited, dated May 16, 2014, incorporated herein by reference to Annex B to the Proxy Statement.

(c)-(2)†	Discussion Materials prepared by China Renaissance Securities (Hong Kong) Limited for discussion with the special committee of the board of directors of the Company, dated May 16, 2014.

(c)-(3)†	Preliminary Discussion Materials prepared by China Renaissance Securities (Hong Kong) Limited for discussion with the special committee of the board of directors of the Company, dated March 2014.

(d)-(1)†	Agreement and Plan of Merger dated as May 19, 2014, by and among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2)†	Amendment to the Agreement and Plan of Merger dated as of May 23, 2014, by and among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(3)†	Amendment No. 2 to the Agreement and Plan of Merger dated as of June 20, 2014, by and among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(4)†	Rollover and Support Agreement, dated May 19, 2014, by and among Engadin Holdings Limited, the Parent and certain other parties thereunder.

(d)-(5)†	Limited Guaranty dated as May 19, 2014, by Merry Circle Trading Limited and Honour Idea Limited and Mr. He Dang in favor of the Company.

(d)-(6)†	Limited Guaranty dated as May 19, 2014, by CMC Capital Partners, L.P. in favor of the Company.

(d)-(7)†	Equity Commitment Letter dated as of May 19, 2014 issued by CMC Capital Partners, L.P.

(d)-(8)†	Consortium Agreement dated September 30, 2013 by and among Dang He, Merry Circle Trading Limited, Honour Idea Limited and CMC Capital Partners HK Limited.

(f)-(1)†	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2)†	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the Proxy Statement.

(g)	Not applicable.

†	Previously filed.